[redacted]

08033115

SEC Mail Processing Section

NOV 26 2008

Washington, DC 110

ATES

SECURITIES AND EXCHANGE C[OMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NDX Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3433 Broadway St. NE, Suite 920
(No. and Street)

Minneapolis	MN	55413
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Thompson — 612-331-8225 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP
(Name – *if individual, state last, first, middle name*)

4000 Lexington Ave N, Suite 201	St. Paul,	MN	55126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 1 0 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NDX Trading, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICHOLE RYAN LORENZ
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Nichole Ryan Lorenz
Notary Public

Chad Thompson
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended September 30, 2008 and 2007

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Financial Statements and Additional Information

Years Ended September 30, 2008 and 2007

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
NDX Trading, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of NDX Trading, Inc., as of September 30, 2008 and 2007, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NDX Trading, Inc., as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules starting on page 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

November 17, 2008
St. Paul, Minnesota

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Balance Sheets

September 30, 2008 and 2007

Assets		2008		2007
Cash	$	339,387	$	180,799
Deposits with clearing organization		44,771		43,660
Receivable from clearing organization		36,287		13,795
Property and equipment - Net		50,804		19,129
Other assets		2,182		2,518
TOTAL ASSETS	$	473,431	$	259,901
Liabilities and Stockholder's Equity				
Liabilities:				
Accounts payable	$	121,906	$	60,647
Other liabilities		4,160		1,373
Total liabilities		126,066		62,020
Stockholder's equity:				
Common stock; no par value				
Authorized - 10,000 shares				
Issued and outstanding - 2,000 shares		44,225		44,225
Additional paid-in capital		141,467		141,467
Retained earnings		161,673		12,189
Total stockholder's equity		347,365		197,881
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	473,431	$	259,901

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Income

Years Ended September 30, 2008 and 2007

	2008	2007
Revenue:		
Commissions	$ 2,042,729	$ 1,148,190
Interest	1,110	1,790
Other income	307	35,025
Total revenue	2,044,146	1,185,005
Expenses:		
Employee compensation and benefits	220,677	144,756
Occupancy	59,901	67,875
Commissions and clearance fees	197,052	115,323
Communications and data processing	850,916	480,071
Regulatory fees	150	415
Legal and professional fees	36,250	33,313
Marketing and promotion	31,837	1,607
Other expenses	262,879	144,812
Total expenses	1,659,662	988,172
Net income	$ 384,484	$ 196,833

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Stockholder's Equity

Years Ended September 30, 2008 and 2007

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balances at October 1, 2006	2,000	$ 44,225	$ 141,467	$ (129,644)	$ 56,048
Net income	-	-	-	196,833	196,833
Distributions to stockholders	-	-	-	(55,000)	(55,000)
Balances at September 30, 2007	2,000	44,225	141,467	12,189	197,881
Net income	-	-	-	384,484	384,484
Distributions to stockholders	-	-	-	(235,000)	(235,000)
Balances at September 30, 2008	2,000	$ 44,225	$ 141,467	$ 161,673	$ 347,365

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Cash Flows

Years Ended September 30, 2008 and 2007

	2008	2007
Increase in cash:		
Cash flows from operating activities:		
Net income	$ 384,484	$ 196,833
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,135	9,273
Changes in operating assets and liabilities:		
Deposits with clearing organization	(1,111)	(1,790)
Receivables from brokers and dealers	(22,492)	(8,054)
Prepaid expenses and other assets	336	3,208
Accounts payable and accrued expenses	64,046	9,491
Total adjustments	48,914	12,128
Net cash provided by operating activities	433,398	208,961
Cash flows from investing activities:		
Capital expenditures	(39,810)	(3,506)
Loss on disposals	-	5,174
Net cash provided by (used in) investing activities	(39,810)	1,668
Cash flows from financing activities:		
Cash distributions paid	(235,000)	(55,000)
Net change in cash	158,588	155,629
Cash at beginning	180,799	25,170
Cash at end	$ 339,387	$ 180,799

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Organization and Nature of Business

NDX Trading, Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission under (SEC) Rule 15c3-3 (k)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of NDX Holdings (the "Parent").

Security transactions are recorded on a trade date basis. Commission income and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expense are recorded on a trade date basis.

Approximately 25% of the Company's customers are located in the State of Minnesota and the remainder are located throughout the United States.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Reserve Requirement

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

Prior to January 1, 2007, the Company was taxed as a C Corporation under the provisions of the Internal Revenue Code and comparable state regulations. The Company was included in the consolidated federal tax return of its Parent. Federal and state income taxes were calculated as if the companies filed on a separate return basis, and the amount of the current tax or benefit calculated was either remitted or received from the Parent.

On January 1, 2007 the Company elected to be taxed under the provisions of a Qualified Subchapter S Subsidiary of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company's assets, liabilities, income, deductions, and credits are treated as those of the Parent S Corporation. The Parent does not pay taxes on its taxable income (nor is it allowed a net operating loss carry back or carryover as a deduction). Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions are settled.

Advertising Costs

Advertising costs are expensed as incurred.

Note 1 Summary of Significant Accounting Policies (Continued)

Property, Equipment, and Depreciation

Property, plant, and equipment are valued at cost net of accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property, plant, and equipment are reflected in operations. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2008 and 2007, the Company had net capital of $294,379 and $176,234, respectively, and net capital requirements of $8,404 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital at September 30, 2008 and 2007, was .43 to 1 and .35 to 1, respectively. The SEC permits a ratio of no greater than 15 to 1.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Receivable From Clearing Organization

Accounts receivable totaling $36,287 and $13,795 as September 30, 2008 and 2007, respectively, consist of commission income due from the clearing organization.

Note 4 Receivable From Clearing Organization (Continued)

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount receivable from the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $30,000 deposit with the organization to collaterize certain transactions.

Note 5 Property and Equipment

Property and equipment consist of the following:

	2008	2007
Office equipment	$ 236,594	$ 196,784
Less: Accumulated depreciation	(185,790)	(177,655)
Net property and equipment	$ 50,804	$ 19,129

Depreciation expense was $8,135 in 2008 and $9,273 in 2007.

Note 6 Management Contract/Related-Party Transactions

In August 2006, the Company entered into a formal operating agreement with NDX Futures, Inc. and NDX Capital Management, Inc., affiliates of the Company. Under this agreement, the affliates are to pay the Company certain monthly rent and operating expenses. Fees paid to the Company were $21,750 and $52,500 in 2008 and 2007, respectively. This agreement is cancelable by either of the three parties on an annual basis.

The Company incurred rent expense, payable to the Parent, which includes certain allocable costs such as real estate taxes and utilities of $51,766 and $58,602 during 2008 and 2007, respectively.

Note 7 Concentration of Credit Risk

The Company at times maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation in excess of federally insured limits.

Note 8 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At September 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 Retirement Plan

The Company sponsors a 401(k) profit sharing plan that covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan on an annual basis. Retirement plan contributions were authorized for $22,500 during the year ended September 30, 2008. No contributions were made in 2007.

Note 10 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Additional Information

NDX Trading, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2008 and 2007

		2008		2007
Net Capital:				
Total stockholders' equity	$	347,365	$	197,881
Deductions and/or charges:				
Nonallowable assets:				
Premises and equipment		50,804		19,129
Prepaid expenses and other assets		2,182		2,518
Net capital before haircuts on securities positions		294,379		176,234
Haircuts on securities		-		-
Net capital	$	294,379	$	176,234
Aggregate Indebtedness:				
Items included in the balance sheet:				
Accounts payable and accrued expenses		126,066		62,020
Total aggregate indebtedness	$	126,066	$	62,020
Computation of basic net capital requirement:				
Minimum net capital required, *greater of*:				
6.67% of aggregate indebtedness	$	8,404	$	4,135
Minimum dollar requirement		5,000		5,000
Net capital requirement	$	8,404	$	5,000
Excess net capital at required minimum dollar amount	$	289,379	$	171,234
Excess net capital at 6.67% of aggregate indebtedness	$	285,975	$	172,099
Ratio: Aggregate indebtedness to net capital		.43 to 1		.35 to 1

There were no material differences between the audited Computation of Net Capital included in the audited financial statements dated November 20, 2008 and the corresponding schedule included in the Company's unauditied September 30, 2008, Amended Part IIA FOCUS.

WIPFLi LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

NDX Trading, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of NDX Trading, Inc. as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiëncies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on November 17, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
November 17, 2008

END